   As filed with the Securities and Exchange Commission on November 13, 2001
                                                     Registration No. 333-______

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM S-2
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                       THE ASHTON TECHNOLOGY GROUP, INC.
            (Exact name of Registrant as specified in its charter)

         DELAWARE                                   22-6650372
(State or other jurisdiction of         (I.R.S. Employer Identification Number)
 incorporation or organization)

                              1835 Market Street
                                   Suite 420
                       Philadelphia, Pennsylvania 19103
                                (215) 789-3300

   (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                Arthur J. Bacci
                                 President and
                            Chief Operating Officer
                       The Ashton Technology Group, Inc.
                              1835 Market Street
                                   Suite 420
                       Philadelphia, Pennsylvania 19103
                                (215) 789-3300

          (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)
                                 _____________

                                  Copies to:

        Christopher S. Auguste                  William W. Uchimoto, Esq.
 Jenkens & Gilchrist Parker Chapin LLP               General Counsel
         The Chrysler Building              The Ashton Technology Group, Inc.
         405 Lexington Avenue                 1835 Market Street, Suite 420
       New York, New York 10174           Philadelphia, Pennsylvania 19103-2921
            (212) 704-6000                           (215) 789-3300


Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. /X/

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______________

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / / ______________

                           CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------
                                                  Proposed Maximum   Proposed Maximum
Title of Shares                     Amount to be   Offering Price        Aggregate        Amount of
to be Registered                     Registered     Per Unit(1)      Offering Price      Registration Fee(1)
------------------------------------------------------------------------------------------------------------
 Common stock par value $0.01(2)      10,000,000       $0.09             $900,000                 $225
------------------------------------------------------------------------------------------------------------


     (1) The registration fee on the 10,000,000 shares being registered on this Form S-2 is based on the average of the reported high and low sales prices of the common stock as reported on the OTC Bulletin Board on November 12, 2001, estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.

     (2) This registration statement covers the resale by Jameson Drive LLC of up to 10,000,000 shares of our common stock, which Jameson may acquire upon our sale of common stock to Jameson under a securities purchase agreement dated February 9, 2001, as amended July 10, 2001, and a stock purchase warrant issued to Jameson under the securities purchase agreement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement becomes effective on such date as the Securities and Exchange Commission, acting pursuant to
Section 8(a), may determine.

   As filed with the Securities and Exchange Commission on November 13, 2001

                SUBJECT TO COMPLETION, DATED NOVEMBER 13, 2001

The information in this prospectus is not complete and may be changed. We have filed a registration statement relating to these securities with the Securities and Exchange Commission. The selling stockholder are not allowed to sell these securities nor accept offers to buy these securities, prior to the time the registration statement becomes effective. This prospectus is not an offer to sell these securities and is not solicitation of an offer to buy these securities in any state in which the offer or sale is not permitted.

                            PRELIMINARY PROSPECTUS
                               10,000,000 SHARES
                       THE ASHTON TECHNOLOGY GROUP, INC.
                         COMMON STOCK, $0.01 PAR VALUE
                                  __________

         This prospectus covers 10,000,000 shares of our common stock that Jameson Drive LLC, the selling stockholder, may offer and sell from time to time. We will issue the common stock under the terms of a securities purchase agreement dated February 9, 2001, as amended July 10, 2001, and pursuant to the exercise by Jameson of a stock purchase warrant issued in connection with the securities purchase agreement. We also executed a registration rights agreement on February 9, 2001, wherein we agreed that we would file a registration statement covering the resale of the shares of common stock that we may sell to Jameson and the shares of common stock that we may issue to Jameson upon exercise of the warrant. According to the terms of the securities purchase agreement, we may sell our common stock to Jameson only after we have successfully filed the registration statement of which this prospectus is a part.

         Jameson may sell its shares, directly or through broker-dealers or underwriters, in the over-the counter market, in any securities exchange or market in which our common stock may in the future be traded, in privately-negotiated transactions or otherwise. Jameson and any broker-dealers or agents that are involved in selling the shares acquired by Jameson under the securities purchase agreement and warrants issued in connection with the securities purchase agreement will be considered "underwriters" within the meaning of the Securities Act of 1933 in connection with their sales.

         Sales may be made at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The selling stockholder is required to deliver a copy of this prospectus when it offers and sells its shares. The selling stockholder will receive all of the net proceeds from sales of its shares and will pay all brokerage commissions and similar selling expenses, if any. We will not receive any proceeds from sales of the shares by the selling stockholder, nor will we be responsible for paying other expenses relating to the registration of its shares.

         Our common stock and our publicly-traded warrants are quoted on the OTC Bulletin Board under the symbols "ASTN" and "ASTNW," respectively. The closing price of our common stock on November 8, 2001, was $0.12 per share.

Investing in our common stock involves a high degree of risk. You should carefully consider the matters in the "risk factors" section, beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense

               The date of this prospectus is November 13, 2001.

                       TABLE OF CONTENTS
                                                                Page
                                                                ----
PROSPECTUS SUMMARY . . . . . . . . . . . . . . . . . . . . . .    1
RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . .    9
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS. . .   18
USE OF PROCEEDS. . . . . . . . . . . . . . . . . . . . . . . .   19
DIVIDEND POLICY. . . . . . . . . . . . . . . . . . . . . . . .   19
SELLING STOCKHOLDER. . . . . . . . . . . . . . . . . . . . . .   19
PLAN OF DISTRIBUTION . . . . . . . . . . . . . . . . . . . . .   20
DESCRIPTION OF CAPITAL STOCK . . . . . . . . . . . . . . . . .   22
INDEMNIFICATION. . . . . . . . . . . . . . . . . . . . . . . .   23
WHERE YOU CAN FIND MORE INFORMATION. . . . . . . . . . . . . .   23
IMPORTANT INFORMATION INCORPORATED INTO THIS PROSPECTUS. . . .   24

                          ____________

                              PROSPECTUS SUMMARY

         This summary contains highlights of selected financial and other information contained elsewhere in this prospectus. It does not contain all the information that you should consider before investing in The Ashton Technology Group, Inc. You should read the entire prospectus carefully, especially the section called "Risk Factors." The terms "Ashton," "we," "our" and "us" refer to The Ashton Technology Group, Inc. and its subsidiaries, unless the context suggests otherwise.

                       THE ASHTON TECHNOLOGY GROUP, INC.

                                  OUR COMPANY

         This summary is qualified in its entirety by the more detailed information appearing in other places in this prospectus and in documents we incorporate by reference into this prospectus. Unless we indicate otherwise, all information with regard to our capital stock in this prospectus, including share and per share information, assumes that our outstanding options and warrants have not been exercised.

         The Ashton Technology Group, Inc. was formed as a Delaware corporation in 1994. We are an eCommerce company that develops and operates electronic trading and intelligent matching systems for the global financial securities industry. Our focus is to develop and operate alternative trading systems, serving the needs of exchanges, institutional investors and broker-dealers in the U.S. and internationally. Our target customers are securities exchanges, institutions, broker-dealers, and other members of the professional investment community. Our goal is to use technology to enable these market participants to trade in an electronic global trading environment that provides large order size, absolute anonymity, no market impact, and lower transaction fees.

         During August 1999, we launched our electronic volume-weighted average price trading system (eVWAP/TM/) for 20 selected New York Stock Exchange-listed U.S. stocks. eVWAP is a fully automated system that permits market participants to trade eligible securities before the market opens at the volume-weighted average price for the day. Our eVWAP is the average price for a stock, weighted by the volume of shares of that stock traded "regular way" during the day on all U.S. securities exchanges as reported to the Consolidated Tape. We currently operate the pre-opening eVWAP as a facility of the Philadelphia Stock Exchange. We also have an agreement with the Toronto Stock Exchange to introduce eVWAP for Canadian stocks as a facility of the Toronto Stock Exchange.

         Using eVWAP, participants may submit and execute large-sized trades without market impact because of the end-to-end anonymity of the system that electronically protects the participant's identity, order, match (trade), residual, if any, and contra-side identity all the way through the settlement and clearing process. We believe there are no other trading systems that provide this degree of end-to-end anonymity. Participants are electronically informed of their (binding) matches and residuals at approximately 9:20 AM EST, and are informed of the eVWAP pricing at approximately 4:20 PM EST, shortly after the eVWAP calculations are completed for the day. The pre-open eVWAP, as provided only by eVWAP, provides "mutual satisfaction" and "best execution" within a highly liquid, totally anonymous, electronic trading environment, and should be distinguished from time-sliced or volume-weighted composite prices that do not provide the same advantages.

         eVWAP is available to securities exchanges, broker/dealers, institutions, and other financial intermediaries and end users. Participants can enroll in eVWAP through our subsidiary Croix Securities, Inc. or through the Philadelphia Stock Exchange. eVWAP matching sessions occur every trading day at 9:15 AM EST. The system has been designed to afford a variety of electronic access mechanisms so that participating firms and their trading room environments can easily and securely integrate to eVWAP using eVWAP-supplied, global, secure communications services, as well as FIX pathways and the Internet. Participants need only read the eVWAP "shrink wrap" license agreement to utilize eVWAP-supplied software, hardware, and communications pathways.

         For all eVWAP match executions, eVWAP provides automated post-market clearing and settlement. This is accomplished via a straight-through process engineered to electronically provide necessary transaction data directly to each clearing firm and to protect contra-side identity by inserting an omnibus account number in the middle of each transaction.

         We believe value-added trading features and liquidity are the two critical success factors in deploying any electronic trading system. Further, we believe the key factors in deploying eVWAP include:

      - Functionality -- the ability to provide the functions that the financial community needs to process transactions in a global electronic marketplace.
      - Scalability -- the ability to scale the system up as the number of users and transactions increase.
      - Reliability -- ensuring fault-tolerant performance levels and meeting regulatory back-up requirements.
      - Extensibility -- the ability to rapidly develop, test, and deploy new systems technology, features and functionality.
      - Integration -- the need to communicate with back-office systems and to implement easy, secure, interoperability with potential participants and business partners.

         We continue to enhance our product offering as we market our intelligent matching systems and integrate new customers. As of September 30, 2001, we have integrated approximately 64 institutions, 55 broker-dealers, 11 national clearing firms and 13 trade order management systems to the pre-opening eVWAP. Our sales force is focusing on introducing and integrating additional institutions and liquidity providers to our trading systems and defining the market demand for additional product features.

         Accordingly, the "guaranteed fill program" was incorporated as a new feature of the pre-opening eVWAP during July 2001. In preparation of the guaranteed fill program, we expanded the eligible securities in April 2001 to the S&P 500 stocks, which include approximately 70 Nasdaq stocks. This program has resulted in significant liquidity in eVWAP, and has enhanced the match efficiency of our customers. As a result, the liquidity available to institutions participating in the pre-open eVWAP guaranteed fill program has increased to approximately 100 million shares per day.

         The guaranteed fill program has been offered to six institutional customers. Our marketing efforts are directed at expanding both the number of institutions utilizing this program and the number of firms participating in eVWAP as liquidity providers. We also intend to incorporate this program into our other matching sessions.

         We generate revenues on a per transaction basis for shares traded through eVWAP. We also generate commission revenue on a per transaction basis for orders executed through Croix Securities, Inc. Croix, which acts as an anonymous electronic broker, provides electronic trade execution services utilizing eVWAP and other liquidity sources to assist our clients in the execution of their trades. Since July 2001, Croix has also been providing pre-opening eVWAP execution services on Nasdaq stocks to its customers. On October 8 2001, a post-opening eVWAP matching session became operational through Croix. We anticipate customer use of the post-opening session to commence by December 2001. We are currently working to launch an eCLOSE matching session through Croix that will provide users with a "market-on-close" price.

         We have also been working with the Philadelphia Stock Exchange on several initiatives. On April 30, 2001, the Philadelphia Stock Exchange received immediate effectiveness of a rule filing with the SEC, which among other things, expands the number of securities eligible to match in eVWAP, to include any exchange-traded component issue of the Standard & Poor's (S&P) 500 Index and any listed issue designated by S&P for inclusion in the index. In response to market demand, we are also working with the Philadelphia Stock Exchange to:

         -  introduce eVWAP on Nasdaq issues;
         -  introduce an eCLOSE product for listed and Nasdaq issues;
         - implement multiple eVWAP matching sessions for both listed and Nasdaq issues, and;
         - obtain the eligibility for exchange-traded funds, or ETFs, on the eVWAP.

         In order to allow us additional flexibility, we are pursuing other venues in which to launch these products. On March 30, 2001, we filed the appropriate regulatory documents with the NASD apprising them of our intent to operate CroixNet, an alternative trading system, pursuant to the SEC's regulations on alternative trading systems. We filed a "Form ATS Initial Operations Report" with the SEC on April 19, 2001. On August 3, 2001, the NASD granted our application to operate CroixNet. We plan to operate CroixNet as an intelligent matching system that will execute trades in listed and Nasdaq issues at eCLOSE prices, based on primary exchange market and Nasdaq closing prices. Participants will receive confidential, binding match reports before the New York Stock Exchange and Nasdaq close, with the eCLOSE prices automatically ascribed to such trades following the market close.

         We conduct our business through four operating subsidiaries and joint ventures. Each of our subsidiaries and joint ventures contributes to our vision of developing and operating alternative trading systems to serve the needs of global exchanges, institutional investors and broker-dealers.

         -  Universal Trading Technologies Corporation (UTTC)
         -  ATG Trading, LLC
         -  Ashton Technology Canada, Inc., and
         -  Kingsway-ATG Asia, Ltd. (KAA)

         Our principal executive offices are at 1835 Market Street, Suite 420, Philadelphia, Pennsylvania 19103. Our telephone number is (215) 789-3300. Our website is www.ashtontechgroup.com. Information on our website does not constitute part of this document.

Universal Trading Technologies Corporation

         UTTC was incorporated in February 1995 with the business objective of designing, developing and exploiting the Universal Trading System and future products appropriate for the securities trading market. In September 1995, UTTC entered into an agreement with the Philadelphia Stock Exchange to employ the Universal Trading System, including a volume-weighted average price trading module. In October 1995, we acquired 80% of the common stock of UTTC. Our ownership of UTTC was increased to 93% in December 1998.

         UTTC and its subsidiaries market, deploy and operate eVWAP through secure public and private communications networks and the worldwide web. eVWAP enables institutional customers and financial intermediaries to transact efficiently and cost effectively in a global trading environment by providing:

         - a neutral environment -- with exchange-standard surveillance and regulatory rules;
         - global accessibility -- through direct networks and the worldwide web;
         - seamless integration -- into existing investment management systems, securities exchanges, alternate trading systems, electronic communication networks, and broker systems;
         - electronic connectivity -- to post-trade clearing and settlement mechanisms; and
         - absolute trading anonymity and confidentiality -- total data security through the use of encryption, electronic authentication, and firewalls.

ATG Trading, LLC

         ATG Trading is a broker-dealer engaged in proprietary trading. ATG Trading provides limited, two-sided liquidity for clients utilizing eVWAP, by acting as a system guarantor. ATG Trading also provides our management with real-time experience with volume weighted average price trading and risk management techniques. This experience enables our management to discuss alliances with third parties to provide additional liquidity for our clients. As we form alliances with external liquidity providers, we expect ATG Trading to develop and provide volume-weighted average price trading techniques and analytics.

Ashton Technology Canada, Inc.

         On December 20, 1999, we entered into an agreement to create Ashton Canada to develop, market and operate intelligent matching, online transaction systems and distribution systems for seamless use by U.S. and Canadian financial intermediaries. On June 8, 2000, Ashton Canada entered into an agreement with the Toronto Stock Exchange to market, deploy, and operate our proprietary eVWAP, as a facility of the Toronto Stock Exchange for Canadian securities. On January 12, 2001, the Ontario Securities Commission approved an amendment to the Rules and Policies of the Toronto Stock Exchange, allowing the implementation of eVWAP as a facility of the

Toronto Stock Exchange and allowing Participating Organizations and eligible institutional clients access to the eVWAP facility.

Kingsway-ATG Asia, Ltd.

         On December 16, 1999, we finalized a joint venture agreement with Kingsway International to create KAA. Because we own less than 50% of the equity of KAA, we account for our investment in KAA under the equity method of accounting, as required by generally accepted accounting principles.

         We have been working with management of KAA to develop a plan for the deployment of our iMATCH System, including eVWAP, in the Hong Kong and Far East markets. The plan entails deployment of the iMATCH System technologies, products, and services to Hong Kong and the Far East, implementation of an anonymous securities clearing process in Hong Kong for eVWAP trades, cross-border settlement and clearing of eVWAP trades, and regulatory approval for the systems. We have held discussions with KAA and local regulators and exchange officials to implement the eVWAP as a facility of the Hong Kong Exchange and Clearing Limited. On June 4, 2001, KAA received approval of a dealer license from the Securities and Futures Commission of Hong Kong.

Other Affiliates

         We formed Electronic Market Center, Inc. (eMC) as a wholly owned subsidiary in June 1998 to develop, operate and market a global electronic distribution channel for financial products and services. In April 2000, Ashton's board of directors agreed to fund eMC's initial development efforts. On April 18, 2000, eMC acquired 100% of the stock of E-Trustco.com Inc., a business-to-business electronic trust services company. E-Trustco's plan was to offer and outsource objective financial advisory services through a state-chartered trust company using eMC's electronic distribution channel.

         In the fourth quarter of our fiscal year ended March 31, 2001,, eMC completed its initial development phase. We conducted a review of current market conditions, eMC's strategy, and the resources and funding required to complete the development of eMC. Due to the lack of available external funding, and the overall market conditions which we believed would impact the demand for eMC's products and services, our board of directors determined not to provide any additional funding to eMC.

         After being unable to find other funding sources or consummate a sale of eMC to a third party, eMC's board of directors voted on March 29, 2001 to begin the orderly winding down of its operations, including terminating all of its employees, selling its assets, and negotiating the settlement of its outstanding liabilities. We cannot provide any assurance that the liquidation will be successful or that eMC will not be required to assign its assets for the benefit of its creditors. eMC's results are reflected as discontinued operations in our consolidated financial statements.


                                 THE OFFERING

Common stock offered by us.............  None

Common stock offered by the selling
  stockholder..........................  A maximum of 10,000,000 shares

Common stock outstanding as of
  November 9, 2001.....................  40,026,146 shares

Offering price.........................  Determined at the time of sale

Use of proceeds........................  We will receive no proceeds from the sale of our common stock by the
                                         selling stockholder

OTC Bulletin Board Symbol..............  ASTN

        THE SECURITIES PURCHASE AGREEMENT -- EQUITY LINE

         We entered into an equity line of credit arrangement with Jameson Drive LLC on February 9, 2001. The arrangement was amended on July 10, 2001. It is in the form of a securities purchase agreement and provides for the purchase by Jameson of up to $15 million worth of shares of our common stock over a 24-month period. During this period, we may, at our sole discretion, request a draw on the equity line by causing Jameson to purchase our common stock. Jameson will be obligated to buy the shares, subject to the terms of the agreement. Jameson is acquiring the shares in the ordinary course of business, and has no agreements or understandings, direct or indirect, with any person with respect to the distribution of our common stock.

         The sales price for the shares we sell to Jameson is not fixed, but will be based on a formula that is tied to the average of the three lowest closing bid prices for the common stock during the 20 trading days prior to the date of the sale. The shares that we sell to Jameson will be at a 10% discount to the market price at the time of the sale. The minimum amount that we can draw at any one time is $100,000. The maximum amount that we can draw at any one time is $1 million. We are committed to drawing a minimum of $2.5 million over the term of the agreement. The maximum amount that we can sell over the 24-month term of the agreement is $15 million.

         Generally, we must wait 20 trading days between draws on the equity line. We may not deliver a notice to sell to Jameson if following the purchase of our common stock at any one time, Jameson and its affiliates would beneficially own more than 9.99% of our common stock then outstanding. We obtained our stockholders' approval at our Annual Meeting of Stockholders on September 25, 2001 to issue the maximum number of shares that we may cause Jameson to purchase under the equity line.

         To illustrate how the equity line agreement would work, we assume that the market price for our stock is $0.15 and that we currently have issued and outstanding 40,026,146 shares of common stock. The true purchase price would be $0.135, which reflects the 10% discount. If we were to require Jameson to purchase under these assumptions, we could sell and issue as few as 740,741 shares and as many as 4,442,409 shares of common stock with a value of approximately $100,000 and $600,000, respectively, at one time, without exceeding the 9.99% purchase limitation. The 9.99% beneficial ownership restriction affects only the number of shares that we may sell to Jameson at any one point in time. If Jameson sold in the market, it would both decrease its holdings and increase the number of shares outstanding, which would make it possible for us to issue more shares to Jameson in another draw up to the 9.99% limitation. See the "Risk Factors" section relating to possible dilution, short selling and depression of market price.

         If we satisfy the conditions that allow us to draw down the entire $15 million available under the equity line, and we choose to do so, then generally, as the market price of our common stock decreases, the number of shares we would have to issue increases. To illustrate, the following table reflects how the ownership dilution increases as the market price of our common stock declines:

Average Market Price      Gross Proceeds on Sales     Total Number of Shares
of our Common Stock       of our Common Stock               Issuable
--------------------      -----------------------     ----------------------
      $0.50                     $15,000,000                33,333,333
      $0.25                     $15,000,000                66,666,667
      $0.10                     $15,000,000                166,666,667

         We are authorized to issue a total of 100,000,000 shares of our common stock. There are currently 40,026,146 shares issued and outstanding. Given the current market price of our common stock on November 8, 2001 of $0.12, we would be unable to issue a sufficient number of shares of our common stock to fully utilize the entire $15 million available under the equity line without increasing our authorized shares. Such an increase would require the approval of our stockholders.

         The following are some of the conditions that we must meet before Jameson is obligated to buy our shares:

      - the registration statement, of which this prospectus is a part, must be declared effective by the SEC and remain effective;

      - our representations and warranties given to Jameson must be true and correct, and we must comply with the provisions of the agreement with Jameson;

      - our common stock must remain traded on the Nasdaq National Market System or another trading market or exchange.

         There is no guarantee that we will be able to meet these or any other conditions under the securities purchase agreement or the registration rights agreement, or that we will be able to draw on the entire $15 million equity line.

         Jameson also received, at the amendment of the equity line arrangement on July 10, 2001, a five-year warrant to purchase 1,506,024 shares of our common stock at an exercise price of $1.02 per share. The expiration date of the warrant is July 10, 2006. The warrant is exercisable after January 10, 2002. Jameson may not exercise the warrant to the extent that such exercise would result in Jameson and its affiliates beneficially owning more than 4.99% of our common stock then outstanding. If Jameson sold the shares acquired upon exercise of the warrant in the market, it would both decrease its holdings and increase the number of shares outstanding, which would make it possible for us to issue more shares to Jameson upon exercise of the warrant up to the 4.99% limitation. See the "Risk Factors" section relating to possible dilution, short selling and depression of market price.

         As of November 9, 2001, we have drawn down aggregate gross proceeds of $1.2 million on the equity line by selling 4,528,302 shares of our common stock to Jameson. The resale of those shares were included in a separate registration statement on Form S-2, covering the resale of an aggregate of 7,500,000 shares to Jameson under the equity line.

                            THE SELLING STOCKHOLDER

         Jameson Drive LLC may offer and resell up to 10,000,000 shares of our common stock from time to time under this prospectus. We will issue the common stock from time to time upon our sale to Jameson under the terms of the securities purchase agreement and pursuant to the exercise by Jameson of the warrant we issued to them. We also executed a registration rights agreement on February 9, 2001, whereby we agreed to file a registration statement covering the resale of the shares of common stock that we will sell to Jameson and the shares of common stock that we may issue to Jameson upon exercise of the warrant. Each of these documents is attached as an exhibit to the registration statement of which this prospectus is a part.

                            SUMMARY FINANCIAL DATA

            In the table below, we have summarized selected historical information from our financial statements contained in our reports that we describe in "Important Information Incorporated Into This Prospectus" on page 26 of this prospectus. You should read this summary in conjunction with those financial statements, and the section "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in those reports. Our historical financial results do not necessarily indicate what our future results will be.


                                                  Six Months ended September 30,              Year ended March 31,
                                                 -------------------------------        --------------------------------
                                                    2001                2000                2001                2000
                                                 -----------         -----------        ------------         -----------
Consolidated Statement of Operations Data:                 (unaudited)                              (audited)
Revenues:                                        $ 1,412,464         $    83,895        $    225,068         $ 3,869,084
Expenses:
  Salaries and employee benefits                   2,924,633           2,663,184           5,784,936           3,563,445
  Professional fees                                1,197,903           1,391,596           3,265,768           2,549,545
  Brokerage, clearing and exchange fees            1,751,790             294,983             611,262              18,192
  Costs of revenues                                      --                  --                  --              644,510
  Development costs                                      --                  --                7,461              95,354
  Depreciation and amortization                      482,171             273,856             700,484             715,956
  Non-cash compensation charges                          --               20,054              40,108             351,369
  Loss on trading activities                         374,732             285,051             404,835                 --
  Selling, general and administrative              1,680,827           1,747,468           4,066,386          11,123,825
                                                 -----------         -----------        ------------         -----------
Loss from operations                              (8,412,056)         (6,676,192)        (14,656,172)        (15,193,112)
                                                 -----------         -----------        ------------         -----------
Interest income                                       90,448             742,455           1,155,078           1,169,910
Interest expense                                     (87,963)             (7,985)            (12,156)               (797)
Other income (expense)                              (506,250)           (106,875)            300,809            (416,632)
Gain on deconsolidation of Gomez                         --                  --                  --            5,568,475
Gain on redemption of Gomez preferred stock              --                  --                  --            2,550,000
Equity in loss of affiliates                         (11,095)           (637,839)         (1,963,976)             90,508
                                                 -----------         -----------        ------------         -----------
Net loss from continuing operations              $(7,514,452)        $(6,602,541)       $(15,196,417)        $(6,231,648)
                                                 ===========         ===========        ============         ===========

Loss from discontinued operations of eMC              (1,966)           (804,493)         (2,596,006)                --
Gain (loss) on disposal of eMC                       601,267                 --           (3,145,926)                --
                                                 -----------         -----------        ------------         -----------
Net loss                                         $(6,915,151)        $(3,114,162)       $(20,938,349)        $(6,231,648)
                                                 ===========         ===========        ============         ===========

Dividends attributed to preferred stock           (1,329,200)           (397,728)         (1,868,705)         (1,259,757)
Dividends in arrears on preferred stock             (128,859)           (277,171)           (397,857)           (456,075)
                                                 -----------         -----------        ------------         -----------
Net loss applicable to common stock              $(8,373,210)        $(8,081,933)       $(23,204,911)        $(7,947,480)
                                                 ===========         ===========        ============         ===========

Basic and diluted net loss per share
  from continuing operations                     $     (0.27)        $     (0.25)       $      (0.59)        $     (0.32)
Basic and diluted net income (loss)
  per share from discontinued operations                0.02         $     (0.03)       $      (0.20)                --
                                                 -----------         -----------        ------------         -----------
Basic and diluted net loss
  per common share                               $     (0.11)        $     (0.28)       $      (0.79)        $     (0.32)
                                                 ===========         ===========        ============         ===========

Weighted average number of common
  shares outstanding-basic and diluted            33,894,389          28,405,330          29,394,565          24,929,977
                                                 ===========         ===========        ============         ===========

Consolidated Balance Sheet Data:
Cash and cash equivalents                        $ 1,919,488         $ 7,780,015         $ 6,028,883         $15,365,439
Securities available for sale                            --            9,954,400           1,483,350           9,906,220
Working capital of continuing operations           1,839,048          17,807,719           7,518,764          26,978,266
Total assets of continuing operations              5,437,006          21,880,779          13,065,778          31,023,911
Stockholders' (deficiency) equity                 (3,661,800)         11,958,511           2,898,089          17,162,607

                                 RISK FACTORS

         Investing in our common stock involves a high degree of risk. You should carefully consider the following risks before making an investment decision. Any of the risks described below could materially adversely affect our business, operating results and financial condition. The risks described below may not be the only ones that we face. Additional risks that are not yet known to us or that we currently think are immaterial also could seriously impair our business, operating results and financial condition. The trading price of our stock could decline due to any of these risks, and you could lose all or part of your investment.

                         Risks Related to Our Company

We have a limited operating history which makes it difficult to evaluate our business

         We have never realized any operating profit and have reported significant losses. We were founded in 1994 as a development stage company with no operating history. We currently derive all of our revenues on a per transaction basis for eVWAP trades and orders executed through Croix. We expect to generate future revenues from the other intelligent matching system products we are developing. Our future success will depend on continued growth in demand for our eVWAP system and other electronic trade execution services, the other trading systems in development, and our ability to respond to regulatory and technological changes and customer demands. If demand for our products and services fails to grow at the rate we anticipate and we are unable to increase revenues, then our business, financial condition and operating results will be materially and adversely affected.

You may suffer dilution in the future upon issuance of our common stock

         By this registration statement we are registering 10,000,000 shares of our common stock which we may issue to Jameson under the equity line securities purchase agreement. On September 25, 2001, our stockholders voted to approve our issuance of the maximum number of shares of common stock that we may be entitled to cause Jameson to purchase under the equity line. The future issuance of shares of our common stock to Jameson under the equity line may result in significant dilution to our stockholders and may depress the market price of your investment. Moreover, as all the shares we sell to Jameson will be available for immediate resale, the mere prospect of our sales to Jameson could depress the market price for our common stock. The shares of our common stock issuable to Jameson under the equity line facility will be sold at a 10% discount to the defined market price of our common stock at the time of the sale. Because Jameson is purchasing our shares at a discount, it will have an incentive to sell immediately so that it can realize a gain on the difference. If our common stock market price does decline, this could further accelerate sales of our common stock. See "Securities Purchase Agreement Equity Line" for further information.


         On July 13, 2001, we entered into a securities exchange agreement with RGC International Investors, LDC, whereby the then outstanding shares of our series F preferred stock, plus accrued premium, were exchanged for a secured convertible note, maturing on August 18, 2003. The note is convertible into shares of our common stock at the lesser of $1.00 per share or the average of the five lowest closing bid prices during the 22 trading days prior to conversion. On September 25, 2001, our stockholders voted to approve the issuance of a sufficient number of shares of our common stock to meet our obligations under the secured convertible note. The actual number of shares of common stock that may become issuable upon conversion of the secured convertible note is indeterminate, and is subject to a number of factors, including the future market price of our common stock and the amount of interest that has accrued through the date of each conversion. The future issuance of these additional shares of common stock may result in significant dilution to our stockholders and may depress the market price of your investment. The perceived risk of dilution may cause our stockholders to sell their shares, which would contribute to a downward movement in the market price of the common stock.

         We currently have commitments to issue and register an undetermined number of additional shares of our common stock. We may also issue options, warrants or other derivative securities that are convertible into our common stock. The public sale of our common stock by Jameson and other stockholders that control large blocks of our common stock, and the conversion of our derivative securities and public sale of the common stock underlying these derivative securities, could dilute our common stock and depress its market value. Also, the market price for our common stock could drop due to the perception that the sales could occur. These factors could also make it more difficult for us to raise funds through future offerings of common stock.

The risk of dilution of our common stock may cause third parties to engage in short sales of our common stock

         The perceived risk of dilution may cause our stockholders to sell their shares, which would contribute to a downward movement in the stock price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on our stock price could encourage third parties to engage in short sales of our common stock. By increasing the number of shares offered for sale, material amounts of short selling could further contribute to progressive price declines in our common stock. These factors could also make it more difficult for us to raise funds through future offerings of common stock.

We may be limited in our ability to draw on the securities purchase agreement with Jameson Drive

         We entered into a $15 million equity line financing arrangement with Jameson Drive LLC on February 9, 2001, as amended on July 10, 2001. The financing arrangement is in the form of a securities purchase agreement providing for the purchase by Jameson of up to $15 million worth of shares of our common stock over a 24-month period. There are limitations on the amount of our equity line draws under the securities purchase agreement with Jameson. The maximum dollar amount we can draw on the equity line at any one time is $1 million. In addition, we may not deliver a notice to sell to Jameson if following the purchase of our common stock, Jameson and its affiliates would beneficially own more than 9.99% of our common stock then outstanding.

         We must satisfy certain conditions before Jameson is obligated to buy shares from us including that the registration statement covering the shares be declared effective by the SEC and remain effective. There can be no guarantee that we will be able to meet these and other conditions, or that we will be able to draw a sufficient amount under the $15 million securities purchase agreement. If we are unable to draw a sufficient amount, our cash and cash equivalents may not be sufficient to meet our anticipated cash needs unless we obtain alternative financing. There can be no assurance that such financing will be available to us on acceptable terms or at all. We may need additional financing to fund our operations.

We may need additional financing to fund our operations

         We may also require additional financing to complete our strategic plans. Such financing may take the form of equity offerings, spin-offs, joint ventures, or other collaborative relationships which may require us to issue shares or share revenue. These financing strategies would likely impose operating restrictions on us or be dilutive to holders of our common stock, and may not be available on attractive terms or at all. If such financing is available, there is no assurance that it will be sufficient to meet our anticipated cash needs until we can generate enough cash from revenues to fund our operations.

The liquidity and market price of our common stock may be adversely affect by our delisting from the Nasdaq Stock Market

         On November 6, 2001, the Nasdaq Listing Qualifications Panel notified us that it has determined to delist our common stock from the Nasdaq National Market, effective with the open of business on November 7, 2001. In its notice, the Panel noted that we failed to present a definitive plan to achieve and sustain compliance with the minimum net tangible assets/shareholders' equity requirement for continued listing on the Nasdaq National Market as required by Nasdaq Marketplace Rule 4450(a)(3), and that we did not satisfy the requirements for continued listing on the Nasdaq SmallCap Market. Our common stock immediately began trading on the OTC Bulletin Board on November 7, 2001.

         As a result of our common stock trading on the OTC Bulletin Board, it could be more difficult to sell, or obtain an accurate quotation as to the price of, our common stock. In addition, it is subject to the so-called penny stock rules. The SEC has adopted regulations that define a "penny stock" to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules impose additional sales practice requirements on broker-dealers subject to certain exceptions. For transactions covered by the penny stock rules, a broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to the sale. The penny stock rules also require broker-dealers to deliver monthly statements to penny stock investors disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Prior to the transaction, a broker-dealer must provide a disclosure schedule relating to the penny stock market. In addition, the broker-dealer must disclose commissions payable to the broker-dealer and the registered representative, and current quotations for the security as mandated by the applicable regulations. Additionally, a broker-dealer may find it to be more difficult to trade our common stock, and an investor may find it more difficult to acquire or dispose of our common stock in the secondary market.

Some shares of our common stock may have been offered in violation of the Securities Act of 1933, which could give purchasers of these shares the right to seek refunds or damages

         Following the sale of shares of our common stock by certain selling stockholders pursuant to an effective registration statement, we became aware that the financial statements included in the registration statement did not satisfy the requirements of Regulation S-X. Because the registration statement incorporated by reference our Annual Report on Form 10-K for the year ended March 31, 2000, rather than for the year ended March 31, 2001, as it should have, the registration statement did not meet the applicable form requirements of a registration statement on Form S-2. Thus, claims may be made that the prospectus did not meet the requirements of, and that the sale of the shares was not properly registered pursuant to, the Securities Act of 1933. If such claims are upheld, then the sale of the shares of common stock by these selling stockholders may have constituted a violation of the Securities Act of 1933. In this case, the purchasers of the common stock from the selling stockholders could have the right, for a period of one year from the dates of their respective purchases, to recover (i) the purchase price paid for their shares, plus interest, upon tender of their shares to us or (ii) their losses measured by the difference (plus interest) between their respective purchase prices and either the value of their shares at the time they sue us or, if they have sold their shares at a loss, the sale price of their shares. Alternatively, the purchasers of the common stock could have a right to seek redress from the selling stockholders, in which case we may have third party liability to the selling stockholders. We believe that these refunds or damages could total up to approximately $2.1 million, plus interest, in the event the purchasers of the shares suffer a total loss of their investment during this period and seek refunds or damages. If such liability were to occur, our business, results of operations and financial condition could suffer.

Our business is highly volatile and our quarterly results may fluctuate significantly

         We have experienced an increase in the volume of trades executed through our systems, and volatility of such trading volume from session to session during the past year. These fluctuations may have a direct impact on our operating results and may cause significant fluctuations in our inter-day profitability. We cannot assure you that the volatility in our daily trading volume will not continue. Moreover, the continued volatility in the securities markets, particularly in technology-related securities, could result in significant proprietary trading losses. These losses could have a material adverse effect on our business, financial condition and operating results.If demand for our services declines and we are unable to adjust our cost structure on a timely basis, our business, financial condition and operating results may be materially adversely affected.


Our revenues may fluctuate due to declines in securities trading volume

         Our revenues may fluctuate due to a decline in securities trading volumes, prices or liquidity. Declines in the volume of securities transactions and in market liquidity generally result in lower revenues from trading system activities. Lower price levels of securities also may result in reduced trading activity and reduce our revenues from electronic brokerage transactions. Any decline in securities trading volumes, price or market liquidity or any other of these factors could have a material adverse effect on our business, financial condition and operating results.

We may be unable to acquire new businesses and maintain existing relationships that benefit our business

         We have acquired or invested in companies and strategic alliances and may seek to do so in the future. Acquisitions may entail numerous risks. We may not be able to integrate successfully any operations, personnel, services or products of companies that we acquire in the future. In addition, we have established a number of relationships with information providers, clearing firms, institutional investors and other firms. These relationships and others we may enter into in the future are and will be important to our business and growth prospects. We may not be able to maintain these relationships or develop new relationships.

We do not expect to pay common stock dividends

         We have never paid or declared any cash dividends upon our common stock, nor do we intend to. Our board of directors has discretion to pay cash dividends on our common stock and on our Series B preferred stock. While there are no contractual limitations on our ability to pay cash dividends on our common stock, based on our present financial status and contemplated future financial requirements, we do not anticipate declaring any cash dividends on the common stock. In determining whether to pay dividends, our board of directors considers many factors, including our earnings, capital requirements and financial condition. The effect of our election not to pay dividends will help ensure that all of our resources will be reinvested in the company. However, you will not receive payment of any dividends in the foreseeable future and the return on your investment may be lower than anticipated.

                        Risks Related to Our Management

We depend on key employees, and the loss of any of those employees may harm our business

         Our future success depends upon the continued service of certain of our executive officers and key technology personnel. If we lost the services of one or more of our key employees it could have a material adverse effect on our business. In particular, the services of Fredric W. Rittereiser, Fred S. Weingard, Arthur J. Bacci, and William W. Uchimoto would be difficult to replace. We have entered into multi-year employment agreements with Messrs. Rittereiser and Weingard, and plan to enter into similar agreements with Messrs. Bacci and Uchimoto. We have obtained "key-man" life insurance on each of these individuals. We further believe our future success will depend upon our ability to attract and retain additional highly skilled technical, managerial, sales and marketing personnel. Competition for such personnel in the information technology development industry is intense. If we are unable to attract and retain such personnel, it could have a material adverse effect on our business, operating results, and consolidated financial operations.

Sales or grants of stock to our employees and key individuals will reduce your ownership percentage

         We seek to attract and retain officers, directors, employees and other key individuals in part by offering them stock options and other rights to purchase shares of common stock. The exercise of options granted under our stock option plans will reduce the percentage ownership in Ashton of the then-existing stockholders. Currently, we have reserved 6,450,000 shares of our common stock for issuance pursuant to our 1998 Stock Option Plan, 2,550,000 shares of our common stock for issuance pursuant to our 1999 Stock Option Plan, and 3,000,000 shares of our common stock for issuance pursuant to our 2000 Incentive Plan. In the aggregate, we have already granted options to purchase 8,265,166 shares of common stock under all three stock option plans. Of the total options granted, options to purchase 7,355,627 shares have not been exercised. The exercise of these options, the grant of additional options, and the exercise thereof, could have a dilutive effect on our existing stockholders and may adversely affect the market price of our common stock.

                       Risks Related to Our Products

We will be dependent on the continued growth of the market for eVWAP to generate revenues

         The success of eVWAP is heavily dependent upon the acceptance of the product by broker-dealers, institutional investors and other market participants. Failure to obtain such acceptance could result in lower volumes and a lack of liquidity on eVWAP. Market and customer acceptance of eVWAP will depend upon, among other things, eVWAP's operational performance and pricing. In addition, our customers may discontinue use of eVWAP at any time. While we continue to solicit customers to use eVWAP, there can be no assurance that we will attract a sufficient number of customers to eVWAP.

         We receive a substantial portion of our order flow through electronic communications gateways, including a variety of computer-to-computer interfaces and the Internet. Our electronic brokerage services involve alternative forms of order execution. Accordingly, substantial marketing and sales efforts may be necessary to educate prospective customers about our electronic brokerage services and products. There can be no assurance that our marketing and sales efforts will be successful in educating and attracting new customers for our trading systems.

         Our revenues will depend on the volume of securities traded on our systems. Variations in transaction volume could result in significant volatility in operating results. Other factors that are beyond our control, including national and international economic, political and market conditions, the availability of funding and capital, the level and volatility of interest rates, legislative and regulatory changes, inflation, and similar broad trends may affect securities trading volumes. As important, acceptance of our products by financial market participants is necessary to generate sufficient trading volumes. Any one or all of these factors could result in lower share volumes traded through eVWAP and our other intelligent matching systems, and could adversely impact our results of operations. We depend significantly on our computer and communications systems to run our operations.

We depend significantly on our computer and communications systems to run our operations

         Our trading systems and proprietary trading activities depend on the integrity and performance of the computer and communications systems supporting them. Extraordinary trading volumes or other events could cause our computer systems to operate at an unacceptably low speed or even fail. Any significant degradation or failure of our computer systems or any other systems in the trading process could cause customers to suffer delays in trading. These delays could cause substantial losses for customers and could subject us to claims from customers for losses. We cannot assure you that our network protections will work.

         Any computer or communications system failure or decrease in computer systems performance that causes interruptions in our operations could have a material adverse effect on our business, financial condition and operating results. We currently do not provide our customers with backup trading systems or disaster recovery systems.

Our growth may place strains on our managerial, operational and financial resources

         Our current trading, communications and information systems have been designed to perform within finite capacity parameters. Although we believe we can accommodate a substantial increase in activity, our growth may require implementation of new and improved trading, communications and information systems. There can be no assurance that a significant increase in trading volumes or the introduction of new or multiple products will not result in systems failures or have a material adverse effect on our business, financial condition or operating results.

         Our business is characterized by rapid technological change, changing customer demands and evolving industry standards. Our future success depends, in part, on how we respond to these demands. These demands will require us to introduce new products and services, enhance existing products and services and adapt our technology in a timely fashion. There can be no assurance that we will be capable of introducing new products and services, enhancing products and services or adapting our technology .

Our compliance and risk management methods might not be fully effective in reducing our exposure to losses

         The scope of procedures for assuring compliance with applicable rules and regulations has changed as the size and complexity of our business has increased. In response, we have implemented and continue to revise formal compliance procedures. There can be no assurance that our risk management and compliance procedures will be adequate or effective to detect and deter compliance systems failures. Nor can we assure you that we will be able to manage our systems, technology and regulatory compliance growth successfully. Our inability to do so could have a material adverse effect on our business, financial condition and operating results.


We are subject to net capital requirements which could limit our operations

         The SEC and the NASD have strict rules that require each of our broker-dealer subsidiaries to maintain sufficient net capital. If we fail to maintain the required net capital, the SEC or the NASD may suspend or revoke our broker-dealer licenses. Also, a change in the net capital rules, the imposition of new rules or any unusually large charge against our net capital could limit our operations. A significant operating loss or any unusually large charge against our net capital could adversely affect our ability to expand or even maintain our present levels of business, which could have a material adverse effect on our business, financial condition and operating results. Also, these net capital requirements limit our ability to transfer funds from our broker-dealer subsidiaries to ourselves. This means that we may be unable to repay our debts, fund our operations or repurchase our stock.

Our brokerage operations expose us to liability for errors in handling customer orders

         We provide execution services to each of our trading system customers and execute orders on behalf of each of our broker-dealer subsidiaries. In conjunction with our clearing agent partners, we provide clearing services, which include the confirmation, receipt, settlement and delivery functions, involved in securities transactions. Errors in performing clearing services or execution services, including clerical and other errors related to the handling of funds on behalf of customers and customer orders could lead to civil penalties imposed by applicable authorities as well as losses and liability in related lawsuits brought by customers and others.

Software "bugs," errors and malfunctions may expose us to losses

         Complex software such as ours often contains undetected errors, defects or imperfections. Despite rigorous testing, the software used in our products could still be subject to various risks associated with systems errors, malfunctions and employee errors. These bugs could result in service interruptions. In addition, because our products often work with software developed by others, including customers, bugs in others' software could damage the marketability and reputation of our products. Given the competitive environment for electronic equity trading execution, investors could elect to use our competitors' products on a temporary or permanent basis to complete their trades. Prolonged service interruptions resulting from natural disasters could also result in decreased trading volumes and the loss of customers.


Our networks may be vulnerable to security breaches

         The secure transmission of confidential information over public networks is a critical element of our operations. We have not in the past experienced network security problems. However, our networks may be vulnerable to unauthorized access, computer viruses and other security problems. Persons who circumvent security measures could wrongfully use our confidential information or our customers' confidential information or cause interruptions or malfunctions in our operations. We may be required to expend significant additional resources to protect against the threat of security breaches or to alleviate problems caused by any breaches. We may not be able to implement security measures that will protect against all security risks.


Our clearing agents may fail to provide us and our customers accurate information about securities transactions

         Our trading and information systems are coordinated with the clearing and information systems of our clearing agents. They furnish us with the information necessary to run our business, including transaction summaries, data feeds for compliance and risk management, execution reports and trade confirmations. We rely on our clearing brokers to discharge their obligations to our customers and us on a timely basis. If they fail to do so, or experience systems failure, interruptions or capacity constraints, our business, financial condition and operating results may suffer.

Financial or other problems experienced by third parties could have an adverse effect on our business and our operating results

         We are exposed to credit risk from third parties that owe us money, securities, or other obligations. These parties include our customers, trading counterparties, clearing agents, exchanges and other financial intermediaries. Any failure by these third parties to discharge adequately their obligations in a timely basis or any event adversely affecting these third parties could have a material adverse effect on our business, financial condition and operating results.

Our trading activities expose our capital to potential losses

         We are engaged in trading activities predominantly through ATG Trading acting as a principal. These activities involve the purchase, sale or short sale of securities and derivative securities for our own account. These activities are subject to a number of risks, including risks of price fluctuations and rapid changes in the liquidity of markets, all of which subjects our capital to significant risks.

We may not receive accurate and timely financial data from our third-party suppliers, which may cause us to lose customers and be subject to litigation

         We receive consolidated New York Stock Exchange listed trading information, including real-time quotes, last sale reporting, volume and price information and error reports from a number of third parties, including the New York Stock Exchange, the Consolidated Tape Association and the Securities Industry Automation Corporation. We then calculate the volume weighted average price information for the listed securities traded on our system and distribute this information to our customers, primarily through our Web site. We also use this information for pricing matched orders executed on our system. We depend upon these information suppliers to accurately provide and format this data, in many cases on a real-time basis. If these suppliers fail to supply accurate or timely information, our customers may develop an adverse perception of our trading systems and cease doing business with us. We may also be subject to claims for negligence or other theories based on the nature and content of information we provide our customers. Any liability arising from third party supplied data could have a material adverse effect on our business, financial condition and operating results.

Our competitive position may be adversely affected by others' unauthorized use of our intellectual property

         We regard our products and the research and development that went into developing them as our property. Unauthorized third parties could copy or reverse engineer certain portions of our products or obtain or use information that we regard as proprietary. In addition, our trade secrets could become known to or be independently developed by our competitors.

         We rely primarily on a combination of patent, trademark and trade secret protection, employee and third party confidentiality and non-disclosure agreements, license agreements, and other intellectual property protection methods to protect these property rights. However, we have not filed any patent applications, nor have we filed for copyright protection relating to current product lines. While our competitive position may be adversely affected by the unauthorized use of our proprietary information, we believe the ability to protect fully our intellectual property is less significant to our success than other factors, such as the knowledge, ability and experience of our employees and our ongoing product development and customer support activities.

         Although we believe our services and products do not infringe on the intellectual property rights of others, there can be no assurance that third parties will not assert infringement claims against us in the future. Any such assertions by third parties could result in costly litigation, in which we may not prevail. Also, in such event, we may be unable to license any patents or other intellectual property rights from third parties on commercially reasonable terms, if at all. Litigation, regardless of its outcome, could also result in substantial cost and diversion of our already limited resources. Any infringement claims or other litigation against us could materially impact our business, operating results, and consolidated financial condition.

                         Risks Related to Our Industry

We are subject to risks associated with the securities industry generally

         The securities business is subject to various risks, including customer default, employees' misconduct, errors and omissions by traders and order takers, and litigation. These risks are often difficult to detect beforehand or to deter. Losses associated with these risks could have a material adverse effect on our business, financial condition and operating results.

         We derive most of our revenue from trading in existing equity securities, currently limited to the largest 300 issues and the stocks comprising the S&P 500 index. Any reduction in revenues resulting from a decline in the secondary market trading volume for these equity securities could have a material adverse effect on our business, financial condition and operating results. Additionally, a decline in cash flows into the U.S. equity markets or a slowdown in equity trading activity by broker-dealers and other institutional investors may have an adverse effect on the securities markets generally and could result in lower revenues from our trading system activities.

Our business could be adversely affected by extensive government regulation

         The securities industry is subject to extensive regulation under both federal and state laws. In addition, the SEC, the NASD, other self-regulatory organizations and state securities commissions require strict compliance with their rules and regulations. These regulatory bodies safeguard the integrity of the securities markets and protect the interests of participants in those markets. As a broker-dealer, we are subject to regulation concerning certain aspects of our business.


         Failure to comply with any of these laws, rules or regulations could result in adverse consequences. An adverse ruling against us and/or our officers and other employees could result in us and/or our officers and other employees being required to pay a substantial fine or settlement and could result in suspension or expulsion. This could have a material adverse effect on our business, financial condition and operating results.

         The regulatory environment in which we operate is subject to change. New or revised legislation or regulations imposed by the SEC, other United States or foreign governmental regulatory authorities, self-regulatory organizations or the NASD could have a material adverse effect on our business, financial condition and operating results. Changes in the interpretation or enforcement of existing laws and rules by these governmental authorities, self-regulatory organizations and the NASD could also have a material adverse effect on our business, financial condition and operating results.

         Additional regulation, changes in existing laws and rules, or changes in interpretations or enforcement of existing laws and rules often directly affect securities firms. We cannot predict what effect any such changes might have. Our business, financial condition and operating results may be materially affected by both regulations that are directly applicable to us and regulations of general application. Our levels of trading system activity and proprietary trading can be affected not only by such legislation or regulations of general applicability, but also by industry-specific legislation or regulations.

Our industry is highly competitive

         The SEC's regulations governing alternative trading systems have lowered the barriers to entering the securities trading markets. We face competition from traditional securities exchanges, which could establish similar trading systems in an attempt to retain their transaction volumes. We also face competition from other alternative trading systems and leading brokerage firms offering similar trade execution services.

         Many of our competitors have substantially greater financial, research, development, sales, marketing and other resources than we do and many of their products have substantial operating histories. While we believe our products offer certain competitive advantages, our ability to maintain these advantages will require continued investment in the development of our products, and additional marketing and customer support activities. We may not have sufficient resources to continue to make this investment, while our competitors may continue to devote significantly more resources to competing services.

         Our products compete with other electronic trading systems, including Instinet Corporation's crossing network, Investment Technology Group Inc.'s POSIT system, Bloomberg, L.P.'s Bloomberg Professional and Bloomberg Tradebook, Liquidnet, and other companies that develop proprietary electronic trading systems. Our electronic trade execution services also compete with services offered by leading brokerage firms offering various forms of volume-weighted average price trade execution. We also compete with various national, regional and foreign securities exchanges for trade execution services.

         We believe our services compete on the basis of quality of trade execution, pricing, and reliability of trade processing and settlement operations. Although we feel eVWAP offers complete anonymity not offered by any other service, improved trading performance, flexibility and other benefits, there is no assurance that our products and services will be accepted by an extended customer base. Nor can we be sure our products will adequately address all the competitive criteria in a manner that results in a competitive advantage.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         Some of the statements in this prospectus constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, among others: availability, terms and deployment of capital; our ability to successfully operate and obtain sustained liquidity in our eVWAP and other trading systems; our ability to develop the iMATCH System and other intended products; fluctuations in securities trading volumes, prices or liquidity; changes in foreign markets, namely, Canada and Hong Kong; our dependence on arrangements with self-regulatory organizations; dependence on proprietary technology; technological changes and costs of technology; industry trends; competition; ability to develop markets; changes in business strategy or development plans; availability of qualified personnel; changes in government regulation; potential liability under the Securities Act of 1933; general economic and business conditions; and other factors referred to in this Form S-2.

         In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential" or "continue" or other forms of or the negative of those terms or other comparable terms.

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We do not have a duty to update any of the forward-looking statements after the date of this prospectus.

                                USE OF PROCEEDS

         We will receive no proceeds from the resale of the common stock by the selling stockholder, and we are paying all expenses in connection with this registration statement. We intend to use the proceeds from the exercise of the warrant for working capital and general corporate purposes.

                                DIVIDEND POLICY

         We have never declared or paid any cash dividends on our common stock. We intend to retain any future earnings for the expansion of our business and do not expect to pay cash dividends on our common stock in the foreseeable future.

                              SELLING STOCKHOLDER

         On February 9, 2001, we completed a private placement of our common stock to Jameson Drive LLC. We amended the agreement with Jameson on July 10, 2001. The private placement, which is structured as an equity line of credit agreement, requires Jameson to purchase up to $15 million of our common stock under the terms of the agreement. The purchase price for the shares will be at a 10% discount to the average of the three lowest closing bid prices of our common stock for the 20 trading days prior to the date of the sale. We may not deliver a notice to sell to Jameson if the result would be that, following the purchase of shares at any one time, Jameson and its affiliates would beneficially own more than 9.99% of our common stock then outstanding. Also, we may not sell our common stock to Jameson without stockholder approval if the result would be that the number of shares issued, when aggregated with all previously issued shares, would exceed 19.99% of our common stock then outstanding.

         Jameson also received a five-year warrant to purchase 1,506,024 shares of common stock at an exercise price of $1.02. The warrant is exercisable after January 10, 2002, and expires on July 10, 2006. Jameson may not exercise the warrant to the extent that such exercise would result in Jameson and its affiliates beneficially owning more than 4.99% of our common stock then outstanding.

         We have agreed to register the resale of the shares of common stock that we may sell to Jameson under the equity line and the shares that we may issue to Jameson upon exercise of the warrant. The registration statement of which this prospectus is a part is intended to satisfy these registration obligations.

         To our knowledge, Jameson has not had a material relationship with us during the last three years, other than as owners of our common stock or other securities.

         The following table sets forth information regarding shares of our common stock beneficially owned by the selling stockholder as of November 9, 2001. This offering of our common stock will begin when this registration statement on Form S-2 is declared effective. Since the selling stockholder may acquire and sell all, some, or none of the shares offered hereunder, no estimate can be made of the total number of shares that are beneficially owned by the selling stockholder prior to the offering to which this prospectus relates, that will be offered by the selling stockholder under this prospectus, or that will be beneficially owned by the selling stockholder upon the completion of such offering.

                     Beneficial Ownership  Number of shares      Ownership of
                        of Common Stock       to be sold         Common Stock
                          Prior to the        under this          After the
                            Offering          Prospectus          Offering(1)
                     --------------------  ----------------  ---------------------
                     Number of   Percent                      Number     Percent
     Name             Shares     of Class                    of Shares   of Class
-----------------    ---------   --------  ----------------  ---------   ---------
Jameson Drive LLC         0         0%        10,000,000         0          0%

(1) Assuming the acquisition and resale by the selling stockholder of the maximum number of shares of common stock offered hereunder.

                             PLAN OF DISTRIBUTION

         Jameson is offering the shares of common stock for its own accounts as statutory underwriter, and not for our account. We will receive no proceeds from the sales of common stock by the selling stockholder. Jameson may be offering for sale up to 10,000,000 shares of our common stock, which it may acquire under the terms of the equity line agreement and the warrant more fully described under the section of this prospectus entitled "The Securities Purchase Agreement Equity Line."

         Jameson is a statutory underwriter within the meaning of the Securities Act of 1933 in connection with the sales of common stock which it may acquire under the equity line agreement. Jameson will be acting as an underwriter in their resale of such common stock under this prospectus. Jameson has, prior to any sales, agreed not to effect any offers or sales of our common stock in any manner other than as specified in this prospectus and not to purchase or induce others to purchase our common stock in violation of any applicable state or federal securities laws, rules and regulations. There are no agreements or understandings, formal or informal, pertaining to the distribution of the shares described in this prospectus.

         We have advised Jameson that during such time as it may be engaged in a distribution of the shares it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934. With certain exceptions, Regulation M precludes any selling stockholder, any affiliated purchasers and any broker-dealer or other person who participates in a distribution, from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the common stock. In addition, any securities covered by this prospectus that qualify for re-sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus.


         To permit Jameson to resell the common shares issued to it under the equity line agreement and pursuant to the exercise of the warrant, we agreed to register those shares and to maintain that registration. To that end, we have agreed that we will prepare and file any amendments and supplements to the registration statement and the prospectus necessary in accordance with the Securities Act and the rules and regulations promulgated thereunder, to keep it effective until the earliest of the following dates:


         - the date after which all of the common shares held by Jameson or its transferees that are covered by the registration statement have been sold by Jameson or its transferees pursuant to such registration statement;

         - the date after which all of the common shares held by Jameson or its transferees that are covered by the registration statement may be sold, in the opinion of our counsel, without restriction under the Securities Act of 1933; or

         - the date that is 24 months from the effective date of the registration statement.

Jameson and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market national quotation system or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. Jameson may use any one or more of the following methods when selling shares:


         - ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

         - block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         - purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

         - an exchange distribution in accordance with the rules of the applicable exchange or national quotation system;

         -  privately negotiated transactions;

         -  short sales;

         - broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

         -  a combination of any such methods of sale; and

         -  any other method permitted pursuant to applicable law.

         Jameson may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

         Jameson may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. Jameson may pledge their shares to their brokers under the margin provisions of customer agreements. If Jameson defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

         The term "short sale" means any sale of a security that the seller does not own, or any sale, which is consummated by the delivery of a security, borrowed by, or for the account of, the seller.

         Broker-dealers engaged by Jameson may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Jameson does not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

         Because Jameson and any broker-dealers or agents that are involved in selling the shares acquired by Jameson under the securities purchase agreement will be considered "underwriters" in connection with sales under this registration statement, any commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them will be deemed underwriting commissions or discounts under the Securities Act.

         We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to Jameson. We have agreed to indemnify Jameson against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                         DESCRIPTION OF CAPITAL STOCK

         On November 9, 2001, our authorized capital stock consisted of 100,000,000 shares of common stock, par value $.01 per share, of which 40,026,146 were issued and outstanding, and 3,000,000 shares of Preferred Stock, of which 44,000 were issued and outstanding.

Common Stock

         Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, and are entitled to receive any dividends that are declared by our board of directors. The common stock has no other rights attached to it, and there are no preemptive or sinking fund provisions applicable to the common stock. All of the shares of common stock offered by us under this prospectus will, when issued, be fully paid and non-assessable. If we issue any additional shares of common stock, your rights as holders of common stock could be affected, your proportionate ownership interest could be diluted and the value of your common stock could be reduced.


Preferred Stock

         We are authorized to issue up to 3,000,000 shares of Preferred Stock. We have already issued an aggregate of 969,349 shares of preferred stock in the following six series:

         - 251,844 shares of Series A Convertible PIK Preferred Stock,

         - 592,500 shares of Series B Convertible Preferred Stock, of which 44,000 shares are outstanding, as of November 9, 2001,

         -  105,000 shares of Series C Convertible Preferred Stock,

         -  3.15 shares of Series D Convertible Preferred Stock,

         -  2.1 shares of Series E Convertible Preferred Stock, and

         -  20,000 shares of Series F Convertible Preferred Stock.


         At November 9, 2001, the only outstanding shares of our preferred stock are 44,000 shares of the Series B Convertible Preferred Stock. We have already converted and retired all of the Series A, C, D and E Convertible Preferred Stock, although we may issue further series of preferred stock. The shares of Series F Preferred that remained outstanding on July 13, 2001 were converted into a secured convertible note. Our board of directors will determine the terms of any future series without input from our stockholders. The terms of any issuance of preferred stock may include voting rights (including the right to vote as a series on particular matters), which could be superior to those of the shares of common stock, may have preferences over the shares of common stock as to dividends and distributions in liquidation, conversion and redemption rights (including the right to convert into shares of common stock) and sinking fund provisions. If we issue additional preferred stock, your rights as holders of common stock could be affected, your proportionate ownership interest could be diluted and the value of your common stock could be reduced.


Public Warrants

         We have registered 3,232,500 publicly tradable warrants. The holders of each of these warrants are entitled, upon payment of the exercise price of $5.85, to purchase one share of common stock per warrant. Unless previously redeemed, the warrants are exercisable at any time during the five-year period ending May 2, 2002, provided that a current prospectus relating to the underlying common stock is in effect and the shares are qualified for sale or exempt from qualification under applicable securities laws.

         Beginning on May 2, 1997, the warrants may be redeemed by the Company at a price of $.25 per warrant, if the trading price for the common stock is equal to or exceeds $6.75 per share for twenty consecutive trading days. We must give each warrant holder thirty days' notice if we intend to redeem any or all of the warrants. If we give notice of our intention to redeem any of the warrants, the warrant holders' right to exercise their warrants will be forfeited unless they exercise their warrants prior to the date on the notice of redemption. The decision to redeem the warrants is at the sole discretion of the board of directors.

Anti-Takeover Provisions

         We are subject to Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) we approve the business combination in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

         Our Bylaws provide that (i) the authorized number of directors may be changed only by resolution of the Board of Directors, and (ii) directors can be removed only with or without cause by a majority vote of the stockholders. Our Bylaws also provide that our board of directors be notified not fewer than 60 and not more than 90 days prior to any stockholders' meeting or any stockholder proposals or nominations of directors by the stockholders. These provisions could delay, deter, or prevent a change in control of the Company or depress the market price of common stock or discourage hostile bids in which stockholders of the Company could receive a premium for their shares of common stock.

                                INDEMNIFICATION

         The Delaware General Corporation Law allows us to indemnify our directors and officers in terms sufficiently broad to indemnify such persons for liabilities arising under the Securities Act. We have a directors and officers liability insurance policy that, under certain circumstances, could indemnify our directors and officers against liabilities under the Securities Act.


         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                      WHERE YOU CAN FIND MORE INFORMATION

         This prospectus, which is part of the registration statement, does not contain all the information contained in the registration statement or in the exhibits to the registration statement. For further information with respect to us and to the common stock, you should review the registration statement and the exhibits. We also file annual, quarterly and special reports, proxy statements and other information with the Commission. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file at the Public Reference Section of the SEC at Room 1024, Washington, D.C., Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549 and at the regional offices of the SEC located at 75 Park Place, Room 1400, New York, New York 10007, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.



         Our common stock and public warrants are quoted on the OTC Bulletin Board.

                         TRANSFER AGENT AND REGISTRAR

         StockTrans, Inc., Ardmore, Pennsylvania, is the transfer agent and registrar for the Company's common stock and public warrants.

                                 LEGAL MATTERS

         Jenkens & Gilchrist Parker Chapin LLP, has passed upon certain legal matters with respect to the validity of the shares of common stock offered by this prospectus.

                                    EXPERTS

         Goldstein Golub Kessler LLP, or GGK, New York, New York, has audited the consolidated financial statements of the Company and subsidiaries for the two fiscal years ended March 31, 2001 and March 31, 2000 incorporated by reference in this prospectus and Registration Statement. The Company has relied on GGK's report in incorporating these financial statements given GGK's expertise in accounting and auditing.

            IMPORTANT INFORMATION INCORPORATED INTO THIS PROSPECTUS

         The SEC allows us "incorporate by reference," the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until we sell all of the securities covered by this prospectus:


         - Our Annual Report on Form 10-K for the fiscal year ended March 31, 2001.

         - Our Quarterly Reports on Form 10-Q for the periods ended June 30 2001 and September 30, 2001.

         -  Our Current Reports on Form 8-K filed April 20, 2001,
            September 24, 2001 and November 8, 2001.

         -  Our Proxy Statement dated July 30, 2001.

We have provided a copy of our Annual Report on Form 10-K for the fiscal year ended March 31, 2001 along with this prospectus. In addition, upon the request of any person, including any beneficial owner of our common stock, to whom this prospectus is delivered, we will provide, at no cost, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of the filings containing any of this information by writing or telephoning us at the following address or telephone number:


                              Jennifer L. Andrews
                            Chief Financial Officer
                       The Ashton Technology Group, Inc.
                              Eleven Penn Center
                         1835 Market Street, Suite 420
                       Philadelphia, Pennsylvania, 19103
                                (215) 789-3300

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 15. Indemnification of Directors and Officers

         The Delaware General Corporation Law authorizes the Company to grant indemnity to directors and officers in terms sufficiently broad to permit indemnification of such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. In addition, the Company has obtained Directors' and Officers' Liability Insurance, which insures its officers and directors against certain liabilities such persons may incur in their capacities as officers or directors of the Company. The Company pays annual premiums of approximately $240,000 on this policy.

         Article 7 of the Company's Amended Certificate of Incorporation provides as follows:

         SEVENTH: Directors of the Corporation shall not be liable to either the corporation or its stockholders for monetary damages for a breach of fiduciary duties unless the breach involves: (1) a duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability for unlawful payments of dividends or unlawful stock purchase or redemption by the corporation, or (4) a transaction from which the director derived an improper personal benefit.

Item 16. Exhibits

         The following is a list of exhibits filed as part of this Registration Statement, as amended.

Exhibit
Number       Description
-------      -----------
 5.1         Form of Opinion of Jenkens & Gilchrist Parker Chapin LLP
10.1         First Amended and Restated Securities Purchase Agreement
             between The Ashton Technology Group, Inc. and Jameson Drive LLC, dated July 10, 2001(2)
10.2         Registration Rights Agreement between The Ashton Technology Group,
             Inc. and Jameson Drive LLC, dated February 9, 2001 (1)
10.3         Form of Warrant issued by The Ashton Technology Group, Inc. to
             Jameson Drive LLC dated July 10, 2001(2)
10.4         Agreement between The Ashton Technology Group, Inc. and Jameson
             Drive LLC, dated July 10, 2001(2)
13.1         Annual Report filed on Form 10-K for the fiscal year ended
             March 31, 2001(3)
23.1         Consent of Goldstein Golub Kessler LLP
23.2         Consent of Jenkens & Gilchrist Parker Chapin LLP
             (incorporated by reference to Exhibit 5.1)

(1) Incorporated by reference to the Company's Form 10-Q, for the period ended December 31, 2000.

(2) Incorporated by reference to the Company's Form S-2, filed July 19, 2001.

(3) Incorporated by reference to the Company's Form 10-K, filed July 16, 2001.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2.  That, for the purpose of determining any liability under the Securities
    Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on November 13, 2001.

                                            THE ASHTON TECHNOLOGY GROUP, INC.

                                            By:  /s/ Arthur J. Bacci
                                            ----------------------------
                                            Arthur J. Bacci
                                            President

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                           Title                    Date
---------                          -------                  ------

/s/ Fredric W. Rittereiser   Chairman of the Board       November 13, 2001
--------------------------   and Chief Executive
Fredric W. Rittereiser       Officer (Principal
                             Executive Officer)

/s/ Arthur J. Bacci          Director and President      November 13, 2001
--------------------------
Arthur J. Bacci

/s/ William W. Uchimoto      Director and                November 13, 2001
--------------------------   General Counsel
William W. Uchimoto

/s/ Fred S. Weingard         Director                    November 13, 2001
--------------------------
Fred S. Weingard

/s/ K. Ivan F. Gothner       Director                    November 13, 2001
--------------------------
K. Ivan F. Gothner

                             Director                    November 13, 2001
--------------------------
Wayne H. Coleson

/s/ Thomas G. Brown          Director                    November 13, 2001
--------------------------
Thomas G. Brown

/s/ Jennifer L. Andrews      Chief Financial Officer     November 13, 2001
--------------------------   (Principal Financial
Jennifer L. Andrews          Officer and Principal
                             Accounting Officer)

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

                              EXHIBIT INDEX
Exhibit
Number      Description
-------     -----------
 5.1        Form of Opinion of Jenkens & Gilchrist Parker Chapin LLP
10.1        First Amended and Restated Securities Purchase Agreement
            between The Ashton Technology Group, Inc. and Jameson Drive
            LLC, dated July 10, 2001(2)
10.2        Registration Rights Agreement between The Ashton Technology Group,
            Inc. and Jameson Drive LLC, dated February 9, 2001 (1)
10.3        Form of Warrant issued by The Ashton Technology Group, Inc. to
            Jameson Drive LLC dated July 10, 2001(2)
10.4        Agreement between The Ashton Technology Group, Inc. and Jameson
            Drive LLC, dated July 10, 2001(2)
13.1        Annual Report filed on Form 10-K for the fiscal year ended
            March 31, 2001(3)
23.1        Consent of Goldstein Golub Kessler LLP
23.2        Consent of Jenkens & Gilchrist Parker Chapin LLP
            (incorporated by reference to Exhibit 5.1)

(1) Incorporated by reference to the Company's Form 10-Q, for the period ended December 31, 2000.
(2)  Incorporated by reference to the Company's Form S-2, filed July 19, 2001.
(3)  Incorporated by reference to the Company's Form 10-K, filed July 16, 2001.

                                       28